Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2011
(millions of dollars)

Earnings, as defined:
Net income	$506
Income taxes	305
Fixed charges included in the determination of net income, as below	199
Total earnings, as defined	$1,010

Fixed charges, as defined:
Interest expense	$187
Rental interest factor	3
Allowance for borrowed funds used during construction	9
Fixed charges included in the determination of net income	199
Capitalized interest	2
Total fixed charges, as defined	$201

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	5.02
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.